News Release

TSX, NYSE-MKT
Symbol: NCQ

NovaCopper Continues to Demonstrate Continuity of High-Grade
Copper Mineralization at the South Reef Zone of the Bornite Deposit

RC12-200 intersects four mineralized intervals totaling 50.6 meters at a grade of 3.41% Cu

RC12-203 intersects three mineralized intervals totaling 69.6 meters at a grade of 2.01% Cu

RC12-199 intersects one mineralized interval totaling 6.5 meters at a grade of 4.30% Cu

September 25, 2012 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-MKT: NCQ) ("NovaCopper” or "the Company”) is pleased to announce additional significant results from exploration diamond drilling at the South Reef Zone of the Bornite Property, one of its Upper Kobuk Mineral Projects (“UKMP”) located in the Ambler mining district of Northwest Alaska. This is the second set of drill results, comprised of four drill holes, and is in addition to the six drill holes which were released by the Company on September 12, 2012. So far in 2012 NovaCopper has drilled 20 holes, comprising approximately 15,000 meters, at the South Reef Zone of the Bornite Property. Additional drill results are anticipated to be released regularly over the next few months as they become available.

Highlights

Three holes intersected significant high-grade copper mineralization:

At a cutoff grade of 1.0% copper the results are as follows:

  RC12-200 intersected four mineralized intervals starting at 488.0 meters, totaling 50.6 meters, within a composite total of 117.7 meters, at a grade of 3.41% copper, which is comprised of:
    14.7 meters at a grade of 4.73% copper;
    2.3 meters at a grade of 9.47% copper;
    12.2 meters at a grade of 3.42% copper; and
    21.4 meters at a grade of 1.86% copper.
  RC12-203 intersected three mineralized intervals starting at 392.1 meters, totaling 69.6 meters, within a composite total of 259.6 meters, at a grade of 2.01% copper, which is comprised of:
    27.9 meters at a grade of 1.67% copper;
    19.2 meters at a grade of 1.59% copper; and
    22.5 meters at a grade of 2.78% copper.
  RC12-199 intersected one mineralized interval starting at 580.0 meters, totaling 6.5 meters at a grade of 4.30% copper.

At a cutoff grade of 0.5% copper the results are as follows:

  RC12-200 intersected two mineralized intervals starting at 478.9 meters, totaling 116.0 meters, within a composite total of 128.2 meters, at a grade of 1.83% copper, which is comprised of:
    59.7 meters at a grade of 1.98% copper; and
    56.3 meters at a grade of 1.67% copper.
  RC12-203 intersected three mineralized intervals starting at 386.9 meters, totaling 146.3 meters, within a composite total of 264.8 meters, at a grade of 1.53% copper, which is comprised of:
    91.0 meters at a grade of 1.36% copper;
    17.0 meters at a grade of 1.27% copper; and
    38.3 meters at a grade of 2.05% copper.
  RC12-199 intersected three mineralized intervals starting at 425.7 meters, totaling 78.6 meters, within a composite total of 160.8 meters, at a grade of 1.06% copper, which is comprised of:
    47.1 meters at a grade of 0.70% copper;
    25.0 meters at a grade of 0.91% copper; and
    6.5 meters at a grade of 4.30% copper.
  RC12-204 contained only weak mineralization and did not intersect any intervals above cut-off.

“Our aggressive drilling campaign is yielding exceptional results. So far in 2012, we have intersected high-grade copper mineralization over significant thicknesses in nine out of ten drill holes at the South Reef Zone, a remarkable discovery rate,” said Rick Van Nieuwenhuyse, NovaCopper’s President and Chief Executive Officer. “Based on this drilling program we have been able to outline a large halo of +1% copper mineralization which surrounds a number of wide high-grade zones of copper mineralization which exhibit remarkable continuity. This would be considered a significant discovery by any measure. That it is in the secure jurisdiction of the United States makes it more extraordinary still.”

To date, drilling at South Reef has outlined a 300 meter by 700 meter northeast trending zone of mineralization. Copper mineralization remains open to the north and east and is partially open to the south. Figure 1 shows a plan map of drill hole locations and assay results on the South Reef at a 0.5% cutoff grade. Infill and extension drilling is continuing at South Reef and results will be released as they become available.

The 2012 Bornite drilling program is focused on further defining the South Reef Zone which was identified as a significant potential high grade resource area during the 2011 exploration drilling program where three holes (DDH’s RC11-0187, RC11-0192 and RC11-0194) contained significant high grade intersections of copper mineralization (please see the NOVAGOLD Resources Inc. press release dated December 14, 2011 at http://www.novagold.com/). On September 12, 2012 NovaCopper released the assay results for the first six holes from the 2012 drilling program (DDH’s RC12-0195, RC12-0196, RC12-0197, RC12-0198, RC12-0201, and RC12-0202) – please see this press release at http://www.novacopper.com/). All six holes contained significant intersections of copper mineralization.

In addition, the Company recently announced a National Instrument 43-101 (“NI 43-101”) compliant resource estimate for the near surface Ruby Creek Zone, located just west of the South Reef Zone. The NI 43-101 report was filed on SEDAR and EDGAR on August 28, 2012 (http://www.novacopper.com/). At a copper cutoff grade of 0.5%, the Ruby Creek Zone is estimated to contain Indicated Resources of 6.8 million tonnes at 1.19% Cu for 178.7 million lbs of contained copper and Inferred Resources of 47.7 million tonnes of 0.84% Cu for 883.2 million lbs of contained copper.

Current drilling is focusing on defining the extent of the South Reef Zone in order to support an initial NI 43-101 compliant resource estimate anticipated to be completed in Q1 2013.

Figure 1: Bornite Drill Hole Location Map1

Copper mineralization at the Ruby Creek and South Reef Zones are hosted by a section of dolomitized limestones within the Devonian-age Bornite Carbonate Sequence. Mineralization is selectively developed in massive dolostones and both sedimentary and hydrothermal breccias as seen in Figure 2. Mineralization occurs as a roughly 50 to 200 meters thick shallowly dipping tabular zone centered roughly over a basement discontinuity. The mineralized system is strongly zoned with a distal zinc rich pyrite halo surrounding progressively more proximal chalcopyrite stockworks and disseminations, bornite stockworks and disseminations, and finally, local semi-massive sulphide zones of chalcocite, bornite, and chalcopyrite.

____________________
1 Drill hole locations represent the mid-point of the mineralization projected to surface using a 0.5% copper cutoff.

Results are presented in Table 1 at a cutoff grade of 0.5% copper so as to be comparable with previous South Reef drill results released by NOVAGOLD Resources Inc. in 2011. In addition, results at a more selective higher grade cutoff of 1.0% copper are also presented in Table 2.

Figure 2: Cross-section through the South Reef Zone

TABLE 1. Significant Copper Composites - South Reef Zone - 0.5% Cutoff

			thickness	thickness	Cu	Co	Au	Ag	Cu
	from	to	meters	feet	%	%	gpt	gpt	% meters
DDH RC12-0199	425.7	472.7	47.1	154.5	0.70	-	-	-	33.2
	515.1	540.1	25.0	81.9	0.91	-	-	-	22.6
	580.0	586.5	6.5	21.2	4.30	-	-	-	27.8
3 intervals			78.5	257.6	1.06	-	-	-	83.2
DDH RC12-0200	478.9	538.6	59.7	195.8	1.98	-	-	-	118.1
	550.8	607.1	56.3	184.7	1.67	-	-	-	94.0
2 intervals			116.0	380.6	1.83	-	-	-	212.3
DDH RC12-0203	386.9	477.9	91.0	298.6	1.36	-	-	-	124.0
	531.0	548.0	17.0	55.8	1.27	-	-	-	21.6
	613.4	651.7	38.3	125.6	2.05	-	-	8.9	78.5
3 intervals			146.3	480.0	1.53	-	-	-	224.1
DDH RC12-0204	no significant intervals
						-	-	-

Footnotes to Drill Interval Table:

1)	Significant interval defined as a minimum 20% x meter Cu interval
2)	Cutoff grade of 0.5% Cu
3)	Internal dilution up to 6 continuous meters of <0.5% Cu
4)	Intervals of <0.1gpt Au, <0.05% Co and <5.0 gpt Ag not reported
5)	Significant quantities of Au, Ag, and Co are reported in high-grade intervals
6)	Some rounding errors may occur
7)	Individual composite intervals of >2.0% Cu are highlighted
8)	Though mineralization is tabular and shallowly dipping - no true thicknesses are implied in the results

TABLE 2. Significant Copper Composites - South Reef Zone - 1.0% Cutoff

			thickness	thickness	Cu	Co	Au	Ag	Cu
	from	to	meters	feet	%	%	gpt	gpt	% meters
DDH RC12-0199	580.0	586.5	6.5	21.2	4.30	-	-	-	27.8
1 interval			6.5	21.2	4.30	-	-	-	27.8
DDH RC12-0200	488.0	502.6	14.7	48.1	4.73	-	-	-	69.3
	536.3	538.6	2.3	7.4	9.47	-	0.39	5.6	21.4
	566.0	578.2	12.2	40.0	3.42	-	-	-	41.7
	584.3	605.7	21.4	70.3	1.86	-	-	-	40.0
4 intervals			50.5	165.8	3.41	-	-	-	172.3
DDH RC12-0203	392.1	420.0	27.9	91.5	1.67	-	-	-	46.7
	444.4	463.6	19.2	62.9	1.59	-	-	-	30.4
	629.2	651.7	22.5	73.9	2.78	-	-	14.9	62.5
3 intervals			69.6	228.2	2.01	-	-	-	139.8
DDH RC12-0204	no significant intervals
						-	-	-

Footnotes to Drill Interval Table:

1)	Significant interval defined as a minimum 20% x meter Cu interval
2)	Cutoff grade of 1.0% Cu
3)	Internal dilution up to 6 continuous meters of <0.5% Cu
4)	Intervals of <0.1gpt Au, <0.05% Co and <5.0 gpt Ag not reported
5)	Significant quantities of Au, Ag, and Co are reported in high-grade intervals
6)	Some rounding errors may occur
7)	Individual composite intervals of >2.0% Cu are highlighted
8)	Though mineralization is tabular and shallowly dipping - no true thicknesses are implied in the results

The Ambler mining district is one of the richest and most prospective known copper districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class volcanogenic massive sulfide (“VMS”) deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits rich in copper, but also contain significant amounts of cobalt, silver and gold. Exploration efforts have been focused on two deposits in the Ambler district – the Arctic VMS deposit with ~7% copper-equivalent grades2 and the Bornite carbonate replacement deposit. Both deposits are located within the Company’s UKMP land package that spans approximately 140,500 hectares. The Arctic deposit had a post-tax net present value of between approximately US$500 million and US$1.0 billion, depending on metal price assumptions in the Preliminary Economic Assessment (“PEA”) filed April 24, 20123. This economic assessment is preliminary in nature and included inferred mineral resources that are considered too speculative geologically to have the economic characteristics applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA will be realized.

____________________
2 The Ambler copper-equivalent resource is calculated using the following metals price assumptions: (in USD) $3.93/lb Cu, $1,815/oz Au, $40.55/oz Ag, $0.98/lb Zn, and $1.08/lb Pb.
3 NovaCopper filed a PEA for the Ambler Project on April 24, 2012 entitled “NI 43-101 Preliminary Economic Assessment Ambler Project Kobuk, AK” Report March 9, 2012. It is available for download on NovaCopper’s website at www.novacopper.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Quality Control

The drill program and sampling protocol were managed by qualified persons employed by NovaCopper. The diamond drill holes were typically collared at HQ diameter drill core and reduced to NQ diameter during the drilling process. Samples were collected using a 0.5 -meter minimum length, three-meter maximum length and 1.5 -meter average sample length. Drill core recovery averaged 90%. Three quality control samples (one blank, one standard and one duplicate) were inserted into each batch of 20 samples. The drill core was sawn, with half sent to ALS Chemex in Fairbanks for sample preparation and the sample pulps forwarded to ALS’s North Vancouver facility for analysis. ALS Minerals in North Vancouver, B.C., Canada, is a facility certified as ISO 9001:2008 and accredited to ISO / IEC 17025:2005 from the Standards Council of Canada. NovaCopper will also be submitting 5% of the assay intervals from prospective lithologies to an independent check assay lab.

Qualified Person

Scott Petsel, P.Geo, UKMP Project Manager for NovaCopper, and a Qualified Person as defined by NI 43-101, has reviewed the results of the drill program and confirmed that all procedures, protocols and methodologies used in the drill program conform to industry standards. Mr.Petsel has reviewed and accepts responsibility for the technical information contained within this press release.

About NovaCopper

NovaCopper is a base metals exploration company focused on exploring and developing the Ambler mining district. It is one of the richest and most prospective known copper districts located in one of the safest geopolitical jurisdictions in the world. The Company is focused on continuing to identify high-grade mineralization through exploration. Using four drill rigs the Company expects to complete between 15,000 meters to 18,000 meters of diamond core drilling this year. NovaCopper has formed an alliance with NANA, an Alaskan Native Corporation and both companies are committed to developing the Ambler mining district in cooperation with the local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

More information on the Company, its properties and its management team is available on the Company’s website at www.novacopper.com.

NovaCopper Contact:

Patrick Donnelly
Vice President, Corporate Communications
patrick.donnelly@novacopper.com

604-638-8088 or 1-855-638-8088

# # #

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of NovaCopper, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold Resources Inc.’s Management Proxy Circular dated February 27, 2012 for the special meeting of securityholders held to consider the spin-out of NovaCopper Inc. filed with the Canadian securities regulatory authorities, and NovaCopper's registration statement on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note to United States Investors

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.